                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                                (Rule 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                               RICA FOODS, INC.
                               ----------------
                               (Name of Issuer)

                    COMMON STOCK, $.001 par value per share
                    ---------------------------------------
                        (Title of Class of Securities)

                                  762582-20-3
                                  -----------
                                (CUSIP Number)

                               December 31, 2001
                               -----------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [x] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [_] Rule 13d-1(d)

                              Page 1 of 10 Pages
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-----------------------------                    -----------------------------
CUSIP No. 762582-20-3                 13D                   Page 2 of 10 Pages
-----------------------------                    -----------------------------

------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Comercial Angui, S.A.
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Costa Rica
------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER
     NUMBER OF             2,238,655
                   -----------------------------------------------------------
      SHARES         6.   SHARED VOTING POWER
   BENEFICIALLY            0
                   -----------------------------------------------------------
     OWNED BY        7.   SOLE DISPOSITIVE POWER
  EACH REPORTING           2,238,655
                   -----------------------------------------------------------
    PERSON WITH      8.   SHARED DISPOSITIVE POWER
                           0
------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,238,655
------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                    [_]
------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      17.0%
------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON
      CO
------------------------------------------------------------------------------
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---------------------------                         ----------------------------
  CUSIP No. 762582-20-3              13G                     Page 3 of 10 Pages
---------------------------                         ----------------------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Antonio Echeverria
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Costa Rica
------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

     NUMBER OF            2,238,655 shares, all of which are directly held by
                          Comercial Angui ("Angui"). Antonio Echeverria is
                          the sole shareholder of Angui.
                   -----------------------------------------------------------
      SHARES         6.   SHARED VOTING POWER

   BENEFICIALLY           0
                   -----------------------------------------------------------
     OWNED BY        7.   SOLE DISPOSITIVE POWER

  EACH REPORTING          2,238,655 shares, all of which are directly held by
                          Comercial Angui ("Angui"). Antonio Echeverria is the
                          sole shareholder of Angui.
                   -----------------------------------------------------------
    PERSON WITH      8.   SHARED DISPOSITIVE POWER

                          0
------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      2,238,655
------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES                                                [_]
------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      17.0%
------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------
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Item 1(a).  Name of Issuer:

     Rica Foods, Inc., a Nevada corporation.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     240 Crandon Boulevard, Suite 115, Key Biscayne, Florida 33149

Item 2(a).  Name of Persons Filing:

     This Schedule 13G is being filed by Comercial Angui, S.A., a Costa Rica company ("Angui"), and the sole shareholder of Angui, Mr. Antonio Echeverria "Echeverria") (Angui and Echeverria are hereinafter collectively referred to as the "Reporting Persons"). Attached hereto as Exhibit 1 is a copy of the Joint Filing Agreement, dated as of April 5, 2002, by and between the Reporting Persons, pursuant to which the Reporting Persons have agreed that this Schedule 13D is a joint filing on behalf of each of Angui and Echeverria.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

     The address of Angui's and Echeverria's principal business office is c/o Bufete Chaverri, Soto & Asociados, Barrio Escalante de Cine Magaly, 400 Metros Este, San Jose, Costa Rica.

Item 2(c).  Citizenship:

     Angui is a corporation organized under the laws of the Republic of Costa Rica.

     Echeverria is a Costa Rican citizen.

Item 2(d).  Title of Class of Securities:

     Common stock, $.001 par value per share.

Item 2(e).  CUSIP Number:

     762582-20-3.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)    [_]  Broker or dealer registered under Section 15 of the Exchange
                 Act.

     (b)    [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)    [_]  Insurance company as defined in Section 3(a)(19) of the
                 Exchange Act.

     (d)    [_]  Investment company registered under Section 8 of the Investment
                 Company Act.

     (e)    [_]  An investment adviser in accordance with Rule 13d-
                 1(b)(1)(ii)(E).

                              Page 4 of 10 Pages
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     (f)    [_]  An employee benefit plan or endowment fund in accordance with
                 Rule 13d-1(b)(1)(ii)(F).

     (g)    [_]  A parent holding company or control person in accordance with
                 Rule 13d-1(b)(1)(ii)(G).

     (h)    [_]  A savings association as defined in Section 3(b) of the Federal
                 Deposit Insurance Act.

     (i)    [_]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

     (j)    [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

     (a) Amount beneficially owned: See Item 9 of Cover Pages. Angui directly beneficially owns 2,238,655 shares of Common Stock to which this statement relates, which shares may be deemed to be indirectly beneficially owned (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) by Echeverria.

     (b)    Percent of class:  See Item 11 of Cover Pages.

     (c)    Number of shares as to which such person has:

            (i) Sole power to vote or to direct the vote: See Item 5 of Cover Pages.

            (ii) Shared power to vote or to direct the vote: See Item 6 of Cover Pages.

            (iii) Sole power to dispose or to direct the disposition of:  See
                  Item 7 of Cover Pages.

            (iv)  Shared power to dispose or to direct the disposition of:  See
                  Item 8 of Cover Pages.

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     Not applicable.

                              Page 5 of 10 Pages
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Item 8.    Identification and Classification of Members of the Group.

     Not applicable.

Item 9.    Notice of Dissolution of Group.

     Not applicable.

Item 10.   Certifications.

     Not applicable.

                              Page 6 of 10 Pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  June 13, 2002                COMERCIAL ANGUI, S.A.

                                    By:  /s/ Antonio Echeverria
                                         ----------------------
                                         Antonio Echeverria
                                         President

Date:  June 13, 2002                /s/ Antonio Echeverria
                                    ----------------------
                                    Antonio Echeverria

                              Page 7 of 10 Pages
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                                 EXHIBIT INDEX

Exhibit Number      Exhibit Description

Exhibit 1           Joint Filing Agreement.

                              Page 8 of 10 Pages

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                                                                       Exhibit 1

                            JOINT FILING AGREEMENT

     WHEREAS, in accordance with Rule 13d-1(k) promulgated under the Securities and Exchange Act of 1934, as amended (the "Act"), only one joint statement and any amendments thereto need to be filed whenever one or more persons are required to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement or amendments thereto are filed on behalf to each of them:

     NOW, THEREFORE, the parties hereto agree as follows:

     COMERCIAL ANGUI, S.A. and ANTONIO ECHEVERRIA hereby agree, in accordance with 13d-1(k) under the Act, to file a statement on Schedule 13G (including amendments thereto) relating to their ownership of Common Stock of Rica Foods, Inc. and do hereby further agree that said statement on Schedule 13G (including amendments thereto) shall be filed on behalf of each of them and that the Joint Filing Agreement be included as an Exhibit to such joint filing on Schedule 13G.


Date:  June 13, 2002             COMERCIAL ANGUI, S.A.

                                 By:  /s/ Antonio Echeverria
                                      ----------------------
                                      Antonio Echeverria
                                      President

Date:  June 13, 2002             /s/ Antonio Echeverria
                                 ----------------------
                                 Antonio Echeverria

                              Page 9 of 10 Pages